Mail Stop 3561

July 5, 2006

Jeff Oscodar
Chief Executive Officer
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, California 94107

      Re: **Handheld Entertainment, Inc.**
             Amendment No. 2 to Registration Statement on Form SB-2
             Filed June 26, 2006
             File No. 333-133550
             Registration Statement on Form SB-2
             Filed April 11, 2006
             File No. 333-133215
             Form 10-QSB for Fiscal Quarter Ended March 31, 2006
             File No. 333-124421

Dear Mr. Oscodar:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please refer to comment 1 in our letter dated June 21, 2006. We note your revised disclosure on page 15 stating that the proposed reverse stock split may be used in order to comply with the listing requirements of NASDAQ. Please further revise your disclosure to clearly state that if you implement a reverse stock split, this

would reduce the number of common shares outstanding and could also affect the liquidity of your common stock.   Please also include the disclosure regarding the proposed reverse stock split in the prospectus summary.

Management, page 36

2. Please disclose that Mr. Bush became your chief financial officer on June 26, 2006, as indicated in Exhibit 10.14.

Exhibit 23.1

3. Please have your auditors' revise the report date referenced in their consent to match it exactly with the applicable audit report date. In this regard, we note that the audit report date is "April 4, 2006 (except for Note 19, as to which the date is June 23, 2006)."

Form SB-2 Filed April 11, 2006

4. Please revise this filing to comply with the above comments as applicable.

Form 10-QSB for the quarterly period ended March 31, 2006

5. Consistent with prior comment 12 in our letter dated June 21, 2006, please amend your Form 10-QSB to retroactively reflect the legal structure of the shell company for purposes of balance sheet equity presentation and earnings per share. Please also amend your pro forma financial statements in your Form 8-K/A filed April 11, 2006.

* * * * *

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen at (202) 551- 3336 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 with questions you have regarding the financial statements and related matters. You may contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Harvey J. Kesner, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP
        Via Fax: (212) 451-2222